UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32195

A. Full title of the plan and the address of the plan, if different from that of the issue named below:

Genworth Financial, Inc. Retirement and Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Genworth Financial, Inc.

6620 W. Broad Street

Richmond, VA 23230

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Participants

Genworth Financial, Inc. Retirement and Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in assets available for plan benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Genworth Financial, Inc. Retirement and Savings Plan as of December 31, 2007 and 2006, and the changes in assets available for plan benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 and schedule of reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not required parts of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Richmond, Virginia

June 25, 2008

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statements of Assets Available for Plan Benefits

December 31, 2007 and 2006

	2007	2006
Assets:
Investments at fair value:
Short-term investments	$161,931	$220,407
Mutual funds	66,626,486	65,831,267
Common/collective trust funds	86,726,974	18,068,877
Group variable annuity	7,314,732	4,456,663
Common stock	5,396,596	4,559,475
Participant loans	3,497,902	1,869,247

Total investments, at fair value	169,724,621	95,005,936

Receivables:
Employer contributions	24,600,812	24,405,362

Total receivables	24,600,812	24,405,362

Assets available for plan benefits at fair value	194,325,433	119,411,298

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	124,424	—

Assets available for plan benefits	$194,449,857	$119,411,298

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Statement of Changes in Assets Available for Plan Benefits

for the year ended December 31, 2007

Additions to (deductions from) assets attributed to:
Investment income:
Net appreciation in the fair value of investments	$4,844,346
Interest and dividends	2,401,827
Interest from participant loans	250,473

Total investment income	7,496,646

Contributions:
Participants	35,124,452
Employer	40,606,463
Rollovers	6,288,192

Total contributions	82,019,107

Benefits paid to participants	(14,415,778)
Fees and expenses	(78,129)

Net increase in assets available for plan benefits	75,021,846
Assets available for plan benefits at:
Beginning of the year	119,411,298
Asset transfer from AssetMark 401(k) Plan	16,713

End of the year	$194,449,857

See Accompanying Notes to Financial Statements.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Description of the Plan

The following description of the Genworth Financial, Inc. Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Genworth Financial, Inc. (the “Company”) is the Plan sponsor.

The trustee and recordkeeper for the Plan are The Bank of New York Mellon and Hewitt Associates, respectively.

Eligibility

Full-time employees are eligible to participate in the Plan upon their date of employment. Part-time employees may join the Plan once scheduled to work 1,000 hours of service in a single calendar year.

Contributions

Subject to limitations imposed by law, participants may elect to contribute up to 50% of their eligible compensation on a pre-tax basis. Eligible compensation includes salary, overtime, certain commissions and bonuses. The maximum allowable deferral under the Code was $15,500 per individual for 2007. The Company makes matching contributions equal to 100% of the first 3% deferred by an eligible participant and 50% of the next 2% deferred by an eligible participant for such Plan year, provided that the Company’s matching contribution for an eligible participant does not exceed 4% of a participant’s compensation.

The Company also makes annual pension contributions, based upon each eligible participant’s eligible pay, to a defined contribution pension account. The pension contribution rates are within the range of 3% to 9.25%, depending on the participant’s age at the Plan year end. For a period of 10 years from September 27, 2005, certain long-service employees receive additional contributions in the range of 6% to 18% depending upon age and service as of September 27, 2005. Pension contributions are invested as directed by the Company (see note 4).

Rollover contributions as shown in the accompanying statement of changes in assets available for plan benefits represent account balances rolled over into the Plan from other qualified plans.

Participant Accounts

Each participant’s account is credited with his or her contributions, the Company’s matching and pension contribution and the proportionate share of the Plan’s earnings or losses. Each participant is entitled only to the benefits that can be provided from his or her vested account.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Vesting

Participants are immediately vested in their account balances excluding their defined contribution pension accounts. The pension contributions are fully vested after three years of service. Prior to January 1, 2007, pension contributions were fully vested after five years of service. Forfeitures are used to reduce employer contributions to the Plan. Forfeitures available to reduce future employer contributions as of December 31, 2007 and 2006 were $111,112 and $40,158, respectively, and forfeitures used to reduce employer contributions were $527,195 in 2007.

Investment Options

Participants are permitted to allocate their account balances to one or more of sixteen investment options currently available under the Plan. Participants may change future investment options as frequently as daily, and subject to time constraints by certain investment managers, may initiate transfers among investments daily.

The Genworth Common Stock Fund invests primarily in common stock of the Company. A small portion of the fund is held in cash or other short-term investments to provide liquidity. Within the financial statements and supplemental schedule of assets (held at end of year), the assets of the fund are presented separately as common stock and short-term investments.

Participant Loans

Participants may borrow from their account a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding their defined contribution pension balance). There is a charge for each loan that is reflected as a reduction from the appropriate participant’s account. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the Plan administrator and the borrower, but such period may in no event exceed five years from the effective date of the loan. Loans are secured by the balance in the participant’s account and bear interest at an effective annual percentage rate that is 2% above the Prime interest rate in effect as of the second business day of each calendar quarter before the loan was requested. Principal and interest are paid ratably through payroll deductions.

Withdrawals

Withdrawals for financial hardship are permitted (excluding defined contribution pension balances) provided they are for a severe and immediate financial need and the distribution is necessary to satisfy that need. Participants are required to fully use the Plan loan program, described above, before requesting a hardship withdrawal.

Payment of Benefits

Upon termination of service for any reason, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in a lump-sum amount. Upon termination, participants with assets in the group variable annuity investment option may elect to annuitize their account and begin receiving their guaranteed minimum income if they are age 65 or older. Alternatively, upon termination, participants with assets in the group variable annuity investment option may elect to receive the vested interest in his or her group variable annuity account in a lump-

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

sum amount and forfeit the lifetime retirement income guarantee. Effective January 1, 2008, participants with assets in the group variable annuity investment option may elect to annuitize their account and begin receiving their guaranteed minimum income if they are age 55 or older. In this event, the guaranteed amount will be less than waiting to receive the full amount at age 65 because payments may be made over a longer period of time.

(2)	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are stated at their fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Investments in common/collective trust funds are valued at the net asset value as determined using the estimated fair value of the investments in the respective funds on the last day of the Plan year. Genworth Financial, Inc. common stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan year. The ClearCourseSM group variable annuity is valued daily by Genworth Life and Annuity Insurance Company using the quoted market price of the underlying mutual fund (Total Return Fund of GE Investments, Inc.) less the applicable ClearCourseSM asset charge.

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, (the “FSP”). The FSP requires the statement of assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. As of December 31, 2007, the contract value of the Plan’s fully benefit-responsive investment contract was $124,424 greater than its fair value. As of December 31, 2006, the fair value of the Plan’s fully benefit-responsive investment contract was not materially different from contract value. Adoption of the FSP did not have a material impact on the Plan.

Participant loans are valued at the principal amount outstanding, which approximates fair value.

The change in the difference between the fair value and the cost of the investments held at the beginning and end of each year, adjusted for realized gains and losses on investments sold during the year, is

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

reflected in the statement of changes in assets available for plan benefits as appreciation or depreciation in the fair value of investments.

The cost of investments sold is determined on the basis of average cost. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Benefits

Benefit payments to participants are recorded when paid.

Expenses

Substantially all expenses related to the administration of the Plan are paid by the Company, with the exception of the Plan’s loan and qualified domestic relations order fees, which are paid from the participant’s account.

(3)	Investments

Investment Option Change

During December 2007, the Plan in coordination with the investment manager began using the common/collective trust fund version of the five BGI LifePath Funds. The change resulted in reduced investment management fees for participants selecting these investment options.

Investment Contracts in Common/Collective Trust Funds

During the years ended December 31, 2007 and 2006, the Plan invested in the SEI Stable Asset Fund (the “SAF”), which is a common/collective trust fund managed by SEI Investments Company. Dwight Asset Management Company is an investment advisor for the SAF. The SAF invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (separate account contracts, synthetic GICs and collective investment trusts) with similar characteristics. All investment contracts held by the SAF as of December 31, 2007 are fully benefit-responsive and thus are held at contract value, rather than fair value as discussed in note 2. Withdrawals from the SAF may be made by participants at contract value for qualified benefit payments, including loans, hardship withdrawals and participant-directed transfers. Withdrawal of all assets from the SAF without a twelve-month notice to the issuer limits the ability of the Plan to transact at contract or fair value. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The annualized earnings credited to participants in the SAF (the crediting rate) as of December 31, 2007 and 2006 was 4.44% and 4.95%, respectively. The average yields earned by the SAF were approximately 5.84% and 5.71% for the years ended December 31, 2007 and 2006, respectively. The crediting rate is based on a formula agreed upon with the issuer. Such rates are reviewed and reset on a quarterly basis with the minimum crediting rate no less than zero percent.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Other Investments Related Disclosures

The following table presents investments that represent 5 percent or more of the Plan’s assets:

	December 31,
Description	2007	2006
BGI Pension Strategy Fund, 2,522,106 and 617,056 units *	$29,384,042	$6,896,225
Harbor International Fund, 276,692 and 159,150 shares	19,744,734	9,873,648
Growth Fund of America, 426,108 and 258,998 shares	14,487,660	8,510,683
BGI LifePath 2020 Fund, 1,229,042 and 523,529 units	13,875,883	9,151,287
Lord Abbett Small Cap Value Fund, 418,145 and 237,927 shares	12,301,815	7,394,786
BGI LifePath 2030 Fund, 986,422 and 414,181 units	11,146,569	6,999,684
BGI LifePath 2010 Fund, 919,373 and 485,827 units	10,370,527	6,568,388

* Nonparticipant-directed

During 2007, the Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

Genworth Financial, Inc. common stock	$(1,603,826)
Group variable annuity	590,826
Mutual funds	4,181,675
Common/collective trust funds	1,675,671

Total	$4,844,346

(4)	Nonparticipant-Directed Investments

Information about the assets available for benefits and changes in assets relating to the nonparticipant-directed investments is as follows:

	December 31,
Assets available for benefits:	2007	2006
Common/collective trust funds	$29,384,042	$6,896,225
Employer contributions receivable	24,600,812	24,387,983

Total	$53,984,854	$31,284,208

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

Year Ended
Changes in assets available for benefits:	December 31, 2007
Net appreciation in fair value of investments	$1,047,869
Employer contributions	24,600,812
Benefits paid to participants	(2,869,906)
Fees and expenses	(78,129)

Total	$22,700,646

(5)	Risks and Uncertainties

The Plan offers a number of investment options including shares of the Genworth Common Stock Fund and a variety of investment funds, most of which are mutual funds and common/collective trust funds. The investment funds invest in U.S. equities, international equities and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of assets available for plan benefits and participant account balances.

The Plan’s exposure to a concentration of risk is limited by the diversification of investments across sixteen participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Genworth Common Stock Fund, which invests primarily in a single security.

(6)	Related Party Transactions (Parties-in-Interest)

One investment option available to employees is the ClearCourseSM group variable annuity provided under the Plan. Each contribution into ClearCourseSM provides a guaranteed amount of retirement income to the participant. Genworth Life and Annuity Insurance Company, a wholly-owned subsidiary of the Plan sponsor, offers the guaranteed amount of retirement income provided by this ClearCourseSM group variable annuity product. Fees paid by the Plan to Genworth Life and Annuity Insurance Company for the Plan years ended December 31, 2007 and 2006 were $43,000 and $23,500, respectively.

Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by the Company. The Plan owned 212,047 and 133,279 shares of Genworth Financial, Inc. common stock as of December 31, 2007 and 2006, respectively. The shares had a cost basis of $6,953,049 and $4,462,691 and a fair value of $5,396,596 and $4,559,475 as of December 31, 2007 and 2006, respectively. During the year ended December 31, 2007, 109,007 shares of Genworth Financial, Inc. common stock were purchased at a total cost of $3,507,691 and 30,239 shares were sold at a total cost of $1,017,333.

Certain Plan investments are held by The Bank of New York Mellon. The Bank of New York Mellon is Trustee as defined by the Plan and, therefore, is a party-in-interest.

In August 2007, the Plan completed a trust-to-trust transfer of loan balances from the AssetMark 401(k) Plan, for eligible participants in the Plan employed by the Company electing the transfer. The asset transfer of loan balances aggregated $16,713.

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(7)	Plan Termination

Although it has not expressed any intention to terminate the Plan, the Company, as the Plan sponsor, has the right under the Plan to do so subject to the provisions of ERISA. In the event of termination, or partial termination, benefits would be payable under the terms of the Plan to all affected participants based on their fully vested account balances.

(8)	Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated April 3, 2006 that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of assets available for plan benefits per the financial statements as of December 31, 2007 to Form 5500:

Assets available for plan benefits per the financial statements	$194,449,857
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,424)

Assets available for plan benefits per Form 5500	$194,325,433

The following is a reconciliation of investment income per the financial statements to Form 5500 for the year ended December 31, 2007:

Investment income per the financial statements	$7,496,646
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(124,424)

Investment income per Form 5500	$7,372,222

The investments in fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

Supplemental Schedule I

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, number of shares or units, rate of interest, collateral and par or maturity value	Cost	Current value
Short-term investments:
The Bank of New York Mellon *	161,931 shares of short-term investments	$161,931	$161,931
Mutual funds:
Capital Research and Management Company	278,940 shares of American Balanced Fund	5,288,720	5,389,130
Artisan Partners Limited Partnership	148,815 shares of Artisan Small Cap Fund	2,734,197	2,517,952
Dodge & Cox	479,035 shares of Dodge & Cox Income Fund	6,011,032	5,992,728
Capital Research and Management Company	426,108 shares of Growth Fund of America	14,177,968	14,487,660
Harbor Capital Advisors	276,692 shares of Harbor International Fund	17,233,884	19,744,734
Lord, Abbett & Co. LLC	418,145 shares of Lord Abbett Small Cap Value Fund	13,554,182	12,301,815
Van Kampen Asset Management, Inc.	291,410 shares of Van Kampen Growth & Income Fund	6,198,276	6,192,467

	Total mutual funds	65,198,259	66,626,486
Common/collective trust funds:
Barclays Global Investors	752,260 units of BGI Equity Index Fund	8,616,685	9,640,907
Barclays Global Investors	235,621 units of BGI LifePath Retirement Fund	2,660,830	2,688,433
Barclays Global Investors	919,373 units of BGI LifePath 2010 Fund	10,270,914	10,370,527
Barclays Global Investors	1,229,042 units of BGI LifePath 2020 Fund	13,778,703	13,875,883
Barclays Global Investors	986,422 units of BGI LifePath 2030 Fund	11,078,870	11,146,569
Barclays Global Investors	423,905 units of BGI LifePath 2040 Fund	4,812,907	4,832,516
Barclays Global Investors	2,522,106 units of BGI Pension Strategy Fund	27,764,815	29,384,042
Dwight Asset Management Company	4,788,097 units of SEI Stable Asset Fund	4,788,097	4,788,097

	Total common/collective trust funds	83,771,821	86,726,974
Group variable annuity:
Genworth Life and Annuity Insurance Company *	671,764 units of ClearCourseSM Group Variable Annuity	7,314,732	7,314,732
Common stock:
Genworth Financial, Inc. *	212,047 shares of Genworth Financial, Inc. common stock	6,953,049	5,396,596
Participant loans *	1,242 loans to participants with interest rates of 5.25-10.25% and maturity dates through May 2013	—	3,497,902

		$163,399,792	$169,724,621

*	Party-in-interest as defined by ERISA, not a prohibited transaction.

See Accompanying Report of Independent Registered Public Accounting Firm.

Supplemental Schedule II

GENWORTH FINANCIAL, INC. RETIREMENT AND SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

Year ended December 31, 2007

Identity of party involved	Description of assets	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain (loss)
Single transactions:
Barclays Global Investors	BGI Pension Strategy Fund	1	$24,387,983	$—	$24,387,983	$24,387,983	$—
Series of transactions:
Barclays Global Investors	BGI Pension Strategy Fund	3	24,397,378	—	24,397,378	24,397,378	—

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Genworth Financial, Inc. Retirement and Savings Plan

Date: June 26, 2008	By:	/s/ Amy R. Corbin
Amy R. Corbin
Vice President and Controller (Principal Accounting Officer)
Genworth Financial, Inc.

Exhibit Index

Exhibit Number	Description of Document

23	Consent of Independent Registered Public Accounting Firm